

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2018

Robert Bench
Chief Financial Officer
NewBridge Global Ventures, Inc.
626 East 1820 North
Orem, UT 84097

> **Re: NewBridge Global Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 27, 2018**
> **File No. 333-224497**

Dear Mr. Bench:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you are attempting to register a resale of 2,000,000 shares of common stock held by GHS Investments, LLC. We also note your disclosure on page 8 that you have 4,204,361 shares held by non-affiliates. Please amend your registration statement to decrease the number of GHS's shares to be registered to no greater than one-third of your public float, excluding shares beneficially owned by your affiliates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya Aldave at (202) 551-3601 or J. Nolan McWilliams at (202) 551-3217 with any questions you may have.

Division of Corporation Finance
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